UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Katapult Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

485859 20 1

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485859 20 1	Page 2 of 9

1.	Name of Reporting Persons Blumberg Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 258,632 (2)(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 224,479 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,632 (2)(3)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.4% (4)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Blumberg Capital III, L.P. (“BC III”), Blumberg Capital Management III, L.L.C. (“BCM III”) and David J. Blumberg (“Blumberg” and, together with BC III and BCM III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by BC III. BCM III is the sole general partner of BC III and owns no shares of the Issuer directly. Blumberg is the managing director of BCM III and owns no shares directly. BCM III and Blumberg share voting and dispositive power over the shares held by BC III and may be deemed to beneficially own the shares held by BC III.

(3) Includes 34,153 shares (the “Earnout Shares”), which are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, BC III has the power to vote, but not dispose of, the Earnout Shares.

(4) The beneficial ownership percentage is based on a total of 4,065,175 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 485859 20 1	Page 3 of 9

1.	Name of Reporting Persons Blumberg Capital Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 258,632 (2)(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 224,479 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,632 (2)(3)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.4% (4)
12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by BC III. BCM III is the sole general partner of BC III and owns no shares of the Issuer directly. Blumberg is the managing director of BCM III and owns no shares directly. BCM III and Blumberg share voting and dispositive power over the shares held by BC III and may be deemed to beneficially own the shares held by BC III.

(3) Includes 34,153 Earnout Shares, which are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, BC III has the power to vote, but not dispose of, the Earnout Shares.

(4) The beneficial ownership percentage is based on a total of 4,065,175 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 485859 20 1	Page 4 of 9

1.	Name of Reporting Persons David J. Blumberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 258,632 (2)(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 224,479 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,632 (2)(3)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.4% (4)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by BC III. BCM III is the sole general partner of BC III and owns no shares of the Issuer directly. Blumberg is the managing director of BCM III and owns no shares directly. BCM III and Blumberg share voting and dispositive power over the shares held by BC III and may be deemed to beneficially own the shares held by BC III.

(3) Includes 34,153 Earnout shares, which are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, BC III has the power to vote, but not dispose of, the Earnout Shares.

(4) The beneficial ownership percentage is based on a total of 4,065,175 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of common stock of Katapult Holdings, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer

Katapult Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

5204 Tennyson Parkway, Suite 500

Plano, TX 75024

Item 2(a)	Name of Person Filing

Blumberg Capital III, L.P. (“BC III”)

Blumberg Capital Management III, L.L.C. (“BCM III”)

David J. Blumberg (“Blumberg”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

432 Bryant Street

San Francisco, CA 94107

Item 2(c)	Citizenship

BC III -	Delaware
BCM III -	Delaware
Blumberg	United States of America

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

485859 20 1

Item 3	Not applicable.

Item 4	Ownership

The following beneficial ownership information is presented as of December 31, 2023:

Reporting Persons	Common Stock Held Directly (1)	Shared Voting Power (2)	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
BC III	258,632	258,632	224,479	258,632	6.4%
BCM III (4)	0	258,632	224,479	258,632	6.4%
Blumberg (4)	0	258,632	224,479	258,632	6.4%

(1) Represents the number of shares held directly as of December 31, 2023.

(2) Includes 34,153 shares (the “Earnout Shares”), which are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, BC III has the power to vote, but not dispose of, the Earnout Shares.

(3) The beneficial ownership percentage is based on a total of 4,065,175 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 8, 2023.

(4) BCM III is the sole general partner of BC III and owns no shares of the Issuer directly. Blumberg is the managing director of BCM III and owns no shares directly. BCM III and Blumberg share voting and dispositive power over the shares held by BC III and may be deemed to beneficially own the shares held by BC III.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2024	Blumberg Capital III, L.P.

BY: Blumberg Capital Management III, L.L.C.
ITS: General Partner

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

Blumberg Capital Management III, L.L.C.

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

/s/ David J. Blumberg
DAVID J. BLUMBERG

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Blumberg Capital III, L.P., Blumberg Capital Management III, L.L.C. and David J. Blumberg

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 12, 2024	Blumberg Capital III, L.P.

BY: Blumberg Capital Management III, L.L.C.
ITS: General Partner

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

Blumberg Capital Management III, L.L.C.

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

/s/ David J. Blumberg
DAVID J. BLUMBERG